Exhibit 99.1

COLLPLANT ANNOUNCES A $3.7 MILLION PRIVATE PLACEMENT

Transaction Led Primarily by Existing Investors to Accelerate LightSolver’s Laser-Based Supercomputing Development

REHOVOT, Israel, October 9, 2026 — CollPlant Biotechnologies (Nasdaq: CLGN), an innovative technology company operating at the intersection of deep-tech photonic computing and biotechnology today announced that it has entered into definitive agreements for the issuance and sale of an aggregate of 989,301 of the Company’s ordinary shares (or ordinary share equivalents in lieu thereof) and unregistered warrants to purchase up to 1,483,952 ordinary shares in a private placement at a combined purchase price of $3.74 per ordinary share and accompanying warrants (or $3.7399 per ordinary share equivalent and accompanying warrants). The private placement, which is comprised primarily of the Company’s existing investors, reflects confidence in CollPlant’s expanded strategic vision and its execution capabilities in deep-tech photonic computing. The warrants will have an exercise price of $3.74 per share, will be exercisable immediately upon issuance and will expire five years after the effective date of a registration statement registering the shares issuable upon exercise of the warrants. The private placement is expected to close on or about October 14, 2026, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. and Rodman & Renshaw LLC are acting as the exclusive joint placement agents for the private placement.

The gross proceeds from the private placement, before deducting the placement agent’s fees and other related expenses payable by the Company, are expected to be approximately $3.7 million. CollPlant intends to use the net proceeds from this offering primarily to accelerate the research and development programs of its subsidiary, LightSolver, focusing on the advancement and scalability of its proprietary laser-based supercomputing architecture and Laser Processing Unit (LPU™) technology as well as general corporate purposes including working capital.

The offer and sale of the foregoing securities is being made in reliance on an exemption from the registration requirement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder, and applicable state securities laws, and the securities have not been and will not initially be registered under the Securities Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to the terms of the securities purchase agreement entered into with the investors, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission covering the resale of the ordinary shares and ordinary shares underlying the warrants sold in the private placement.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About CollPlant

CollPlant (Nasdaq: CLGN) is an innovative technology company operating at the intersection of deep-tech photonic computing and advanced biotechnology. Through its subsidiary LightSolver, CollPlant is advancing the development of proprietary all-optical laser based computing architectures designed to resolve the world’s most demanding computational bottlenecks across artificial intelligence, aerospace, financial engineering, and high-performance computing. Concurrently, CollPlant remains a leader in regenerative medicine, pioneering plant-derived recombinant human collagen technologies for 3D bioprinting of tissues and organs and medical aesthetics.

For more information about CollPlant, visit http://www.collplant.com.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the completion of the private placement, the satisfaction of customary closing conditions related to the private placement and the intended use of proceeds from the private placement as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the risk that the anticipated benefits of the LightSolver transaction are not realized, or are not realized within the expected timeframe; risks associated with integrating LightSolver’s business, operations and personnel; LightSolver’s ability to achieve anticipated technological and commercial milestones; uncertainties regarding market acceptance and adoption of LightSolver’s technology; the ability to develop and commercialize LightSolver’s products and technology successfully; the ability to establish and expand strategic collaborations and commercial relationships; competition and technological developments; intellectual property risks; the availability of capital; CollPlant’s ability to maintain compliance with Nasdaq listing requirements; general market, industry, economic and geopolitical conditions; and other risks and uncertainties described in CollPlant’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com